SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)

Table of Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
SMBC Nikko Securities Canada, LTD.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SMBC Nikko Securities Canada, LTD. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2019.

New York, New York
February 26, 2026

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	27,842,156
Fee receivable		767,452
Deferred tax asssets		16,677
Other assets		222,946
Total assets	$	28,849,231

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliates	$	940,770
Accounts payable, accrued expenses, and other liabilities		205,335
Total liabilities		1,146,105
Stockholder's equity:		
Common stock, no par value and additional paid in capital		
275,000 shares issued and outstanding		20,720,681
Retained earnings		7,906,533
Accumulated other comprehensive income		(924,088)
Total stockholder's equity		27,703,126
Total liabilities and stockholder's equity	$	28,849,231

See accompanying notes to statement of financial condition.

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2025

(1) **Organization**

SMBC Nikko Securities Canada, Ltd. (the "Company") was incorporated in British Columbia, Canada on June 1, 2018 and is registered with the U.S. Securities and Exchange Commission as a broker-dealer. The Company is established to underwrite and privately place Canadian securities on an economics only basis. The Company's functional currency is Canadian Dollar ("CAD"). This statement of financial condition is presented in U.S. Dollars ("USD"). The Company does not and will not receive or maintain any customer funds or securities and thus is allowed to file an exemption report under SEC Release 34-70073, dated July 30, 2013.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Ontario Securities Commission and the Canadian Investment Regulatory Organization ("CIRO"), the Canadian national self-regulatory organization, as an Investment Dealer, and is subjected to the rules and regulations of these organizations.

The Company is a wholly-owned subsidiary of SMBC Nikko Securities America, Inc. ("Nikko America"). Nikko America is a registered broker-dealer incorporated in the United States and is a wholly-owned subsidiary of SMBC Americas Holdings, Inc. ("SMBC AH"). SMBC AH is a wholly-owned U.S. subsidiary of Sumitomo Mitsui Banking Corporation ("SMBC") which is ultimately wholly-owned by Sumitomo Mitsui Financial Group ("SMFG"), a Japanese corporation.

(2) **Significant Accounting Policies**

Basis of Presentation and Use of Estimates

The Company's statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP"). The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $27,842,156 as of December 31, 2025. The Company does not have any restricted cash as of December 31, 2025.

Foreign Currency

Assets and liabilities denominated in non-CAD currencies are remeasured into CAD equivalents using year-end spot foreign currency rates. For statement of financial condition preparation, the Company's balances are translated into USD in accordance with ASC 830, *Foreign Currency Matters*.

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2025

Fee Receivables

The timing of the Company's revenue recognition may differ from the timing of payment by clients. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Fee receivables related to revenues from contracts with customers amounted to $767,452 at December 31, 2025. The Company has not recorded any allowance related to these receivables for the year ended December 31, 2025 because historically there were no non-payment of receivables.

Income Taxes

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

Recently Issued Accounting Standards

During the year ended December 31, 2025, the following accounting pronouncement applicable to the Company was adopted:

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU requires that public business entities ("PBEs") disclose annually specific categories in the income tax rate reconciliation and provide further disaggregation of certain categories when a quantitative threshold is met. The ASU also requires all entities to disclose annually the amount of income taxes paid (net of refunds received) to each individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU applied to all entities that are subject to Topic 740, *Income Taxes*. The Company adopted the ASU for the annual reporting period ending December 31, 2025. Refer to Note 4 Income Taxes for the detailed disclosure.

The following accounting pronouncements will be effective in the future periods for the Company:

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The ASU simplifies the estimation of credit losses on accounts receivable and contract assets arising from transactions accounted for under *ASC 606, "Revenue from Contracts with Customers*," by providing all entities a practical expedient option to assume that the conditions as of the balance sheet date will remain unchanged for the remaining life of these assets while estimating expected credit losses. The ASU is effective prospectively for annual reporting periods beginning after December 15, 2025. The Company does not expect the ASU to have a material impact on the Company's statement of financial condition.

(3)   Related-Party Transactions

In the normal course of business the Company engages in transactions with its parent, Nikko America, which provides operational services to the Company and charges a fee pursuant to a Service Level Agreement or gets reimbursement of dual employee expenses pursuant to Employee Reimbursement Agreement. In addition, Nikko America pays certain expenses on behalf of the Company, which the

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2025

Company reimburses accordingly. The following amounts are related party transactions with Nikko America, which are included in the accompanying statement of financial condition as of December 31, 2025:

Statement of Financial Condition
Liabilities:
Payable to Affiliates $ 940,770

(4)   Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company's deferred income tax assets as of December 31, 2025 relate to bonus accrual.

The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the statement of financial condition recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets as of December 31, 2025 are as follows:

Employee bonus accrual	$ 16,677
Deferred tax assets, net	$ 16,677

Although realization is not assured for the net deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2025.

On July 4, 2025, the legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA") was enacted. The OBBBA amended and extended certain provisions of the provisions of the 2017 Tax Cuts and Jobs Act. The OBBBA did not have any impact on the Company's current year United States' income taxes.

The Company is open to examination both in the United States and Canada from 2022 and subsequent tax years. As of December 31, 2025, the Company has no uncertain tax positions.

Foreign currency translation adjustment under ASC 830, *Foreign Currency Matters* is not subject to income taxes at the stand-alone entity level.

(5)   Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. The Company is required to maintain minimum net capital at the greater of $100,000 or 6-

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2025

2/3% of aggregate indebtedness. As of December 31, 2025, the Company's net capital was $25,001,664 which exceeded the required minimum by $24,901,664.

(6) Segment Reporting

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its Chief Executive Officer as the CODM, who uses net income to evaluate the results of the business, plan and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), to make operational decisions while maintaining capital adequacy. These financial metrics are used by the CODM to determine the rate at which the Company should grow its business and enter into new business lines or products. The Company's operations constitute a single operating segment because the Company effects transactions in underwriting and placement services within Canada, and the CODM manages the business activities using information of the Company as a whole.

(7) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 26, 2026, and has concluded there are no events identified that require statement of financial condition recognition or disclosure.